Exhibit 99.13

APPENDIX C TO NATIONAL INSTRUMENT 41-101

GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO

JURISDICTION AND APPOINTMENT OF

AGENT FOR SERVICE OF PROCESS

1.	Name of issuer (the "Issuer"):

Glass House Brands Inc.

2.	Jurisdiction of incorporation, or equivalent, of Issuer:

British Columbia, Canada

3.	Address of principal place of business of Issuer:

3645 Long Beach Blvd., Long Beach, California, 90807 U.S.A.

4.	Description of securities (the "Securities"):

Subordinate Voting Shares, Restricted Voting Shares, Limited Voting Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units

5.	Date of the prospectus (the "Prospectus") under which the Securities are offered:

May 16, 2024.

6.	Name of person filing this form (the "Filing Person"):

Robert James Mendola, Jr.

7.	Filing Person's relationship to Issuer:

Director

8.	Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

California, U.S.A.

9.	Address of principal place of business of Filing Person:

2601 South Bayshore Drive, Suite 900, Miami, FL 33133

10.	Name of agent for service of process (the "Agent"):

Bennett Jones LLP

11.	Address for service of process of Agent in Canada (the address may be anywhere in Canada):

3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4

12.	The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.	The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

(a) the judicial, quasi-judicial and administrative tribunals of each of the provinces and territories of Canada in which the securities are distributed under the Prospectus; and

(b) any administrative proceeding in any such province or territory, in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14.	Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15.	Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16.	This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the province of Ontario.

Dated: May 16, 2024.	Signed	(signed) “Robert James Mendola, Jr.”
Signature of Filing Person

Robert James Mendola, Jr.
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Robert James Mendola, Jr. under the terms and conditions of the appointment of agent for service of process stated above.

Dated: May 16, 2024.	Signed	(signed) “Aaron Sonshine”
Signature of Agent

Aaron Sonshine, Partner
Bennett Jones LLP
Print name of person signing and, if Agent is not an individual, the title of the person